Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 F: +1 202.637.3593 ericsimanek@ eversheds-sutherland.com

April 7, 2025

Via EDGAR

Soo Im-Tang

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Wedbush Series Trust

File Nos.: 333-284792 and 811-24052

Dear Ms. Im-Tang:

On behalf of Wedbush Series Trust (the “Trust” or the “Registrant”) and its series, Dan IVES Wedbush AI Revolution ETF, formerly the Wedbush IVES AI Revolution ETF (the “Fund”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 10, 2025 regarding the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response the March 10, 2025 letter, as indicated below. The Staff’s comments are set forth below and are followed by the Company’s responses.

GENERAL

1.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Registrant acknowledges the Staff’s comment.

2.	Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Registrant confirms that the Fund’s investment adviser will be providing the initial seed capital for the Fund.

3.	Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: The Registrant confirms the Fund will obtain a fidelity bond prior to the Fund’s launch, and will file the bond and other required materials on Form 40-17G within 10 days of receipt of the executed bond in accordance with Rule 17g-1 under the 1940 Act.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

April 7, 2025 Page 2

4.	Please provide the ticker symbol and the principal trading market (exchange) for the Fund.

Response: The ticker symbol for the Fund will be IVES, and the principal listing exchange for the Fund will be NYSE Arca.

PROSPECTUS

Investment Objective

5.	The disclosure states that the Wedbush IVES AI Revolution ETF seeks to track the total return performance, before fees and expenses, of the Wedbush IVES AI Revolution Index (the “Index”). Please provide a list of Index constituents and the Index methodology (including the type of investments).

Response: The Registrant notes that the Index methodology is still being constructed, and the Registrant will supplementally provide the final Index methodology and the initial list of Index constituents to the Staff when available.

Fees and Expenses

6.	The disclosure indicates that each Fund may invest in other investment companies. If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. See Item 3, Instruction 3(f)(i) of Form N-1A.

Response: The Registrant acknowledges the Staff’s comment, and notes that, currently, the Registrant does not anticipate that the Fund’s investments in other investment companies will cause AFFE to exceed 0.01% of the average net assets of the Fund.

7.	Please confirm that there are no fee waiver/reimbursement arrangements.

Response: The Registrant does not anticipate that the Fund and Adviser will enter into any contractual fee waiver or expense reimbursement arrangements. The Adviser may voluntarily waive fees or reimburse expenses, however, any such voluntary waivers or reimbursements will not be subject to recoupment by the Adviser.

Principal Investment Strategies of the Fund, pages 1-3

8.	The second paragraph discloses, “The Index is comprised exclusively of securities included in the Dan Ives AI 30 Research Report (the ‘AI Report’). The AI Report is compiled by Dan Ives, Global Head of Technology Research at Wedbush Securities Inc. The AI Report is a periodically released, publicly available research report…” Please: (a) clarify what constitutes "periodically released;” and (b) supplementally explain if other funds utilize the AI Report, or if the AI Report was created specifically for this Fund. We may have additional comments.

Response: The AI Report will be released on a semi-annual basis, however, Dan Ives, in his sole discretion may release the report more frequently in the event that there are material developments in the AI industry. The Registrant has revised the disclosure in the Prospectus to clarify the timing of the AI Report release. Dan Ives, the creator of the AI Report, is a well-known research analyst and a highly sought after expert on the technology sector. He regularly creates analyses and commentary that are available to the public free of charge or through a Wedbush subscription service. The AI Report is a publicly available research report governed by FINRA Rule 2241. The AI Report was not created exclusively for the Fund or for use by the Index Provider to create the Index. The AI Report will be available to Wedbush customers in the same way that any other research reports created by Wedbush analysts, including Mr. Ives, are available. The Registrant is not aware of any other funds or index providers that utilize the AI Report.

April 7, 2025 Page 3

9.	The second paragraph on page 2 describes that the Index is constructed and maintained by “[ ] (the ‘Index Provider’). The Index was created by Wedbush Fund Advisers, LLC (the ‘Adviser’) together with the Index Provider, and is licensed for use by the Fund.”

(a)	Please disclose if the Index Provider is affiliated with the Fund or the Adviser.

(b)	Please also disclose that the Index is sponsored by an affiliate and disclose the nature of the affiliation.

(c)	Please include the Index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement.

Response:

(a)	The Registration Statement has been revised to state that the Index Provider is not affiliated with the Fund or Adviser.

(b)	The Registrant notes that the Adviser designed and crafted the Index’s methodology, and has contracted with the Index Provider to independently execute the methodology, calculate valuations, and disseminate updates and performance information on a real-time basis. The Registrant believes that the current disclosure in the prospectus, indicating that the Index was created by the Adviser, sufficiently describes the nature of the affiliation of the Index’s creator.

(c)	The Registrant does not believe the index license agreement is required to be filed because the Registrant and the Fund are not parties to the license agreement and, therefore, respectfully declines to file the license agreement as an exhibit to the Registration Statement.

10.	The third paragraph discloses that the Index is comprised of equity securities of companies (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) included in the AI Report with exposure to, or whose activities fall within, certain AI categories.

(a)	Please specify types of equity securities (in addition to ADRs and GDRs) that the Fund may invest in and disclose corresponding risks in the principal risks section.

(b)	The disclosure suggests the companies in the Index may include non-US companies. Please disclose if the Fund may invest in companies located in emerging markets and disclose corresponding risks in the principal risks section.

Response:

(a)	The Fund will generally invest in the common stock of the Index’s constituents and has added additional disclosure regarding common stock to the principal investment strategy and risks sections.

(b)	The Fund may invest in companies located in emerging markets, and has updated the strategy and risk disclosures accordingly.

11.	The discussion of the Fund’s weighting methodology is overly technical and complex. For example, disclosure states, “At the initial stage, the float-adjusted market capitalization of each constituent is adjusted by taking the fourth root of its value (raising it to the power of one-fourth). These transformed values are then normalized by dividing each constituent's value by the sum of all transformed float-adjusted market capitalizations.” Please re-state the Fund’s weighting methodology in Plain English.

Response: The Registrant has revised the disclosure regarding the Index’s weighting methodology.

April 7, 2025 Page 4

12.	The second to the last paragraph on page 2 states, “As of [ ], 2025, the Index consisted of [30] issuers from the following countries or regions: [The United States, Israel, Taiwan, and China].” If investing in each of these countries is a principal investment strategy, please include corresponding risks of investing in issuers from each of these countries in the principal risks section.

Response: The Fund has added a risk factor regarding investing in Chinese companies. The Fund also has a foreign securities risk factor and has added an emerging markets risk factor.

13.	The last paragraph of page 2 states, “Under normal circumstances, the Fund will invest at least 80% of its net assets [plus borrowings for investment purposes] in the securities of AI Companies.” Please disclose: (a) what instruments will be held principally as part of the Fund’s remaining 20% basket of securities; and (b) the circumstances in which the Adviser would choose to invest in securities not included in the Index.

Response: (a) The Registrant anticipates that the Fund will invest substantially all of its assets in securities of Index constituents, however, the Registrant has added the following disclosure to the principal investment strategy section: “The Fund may invest up to 20% of its assets in investments that are not included in the Index, but that the Adviser believes will help the Fund track the performance of the Index.”

(b) The prospectus states that the Fund will generally us a “replication” strategy and, in the “Additional Information About the Fund’s Investment Objective and Strategy” section, that:

The Adviser may sell securities that are represented in the Index or purchase securities not yet represented in the Index, in anticipation of their removal from or addition to the Index. There may also be instances in which the Adviser may choose to overweight securities in the Index, thus causing the Fund to purchase or sell securities not in the Index, but which the Adviser believes are appropriate to substitute for certain securities in the Index.

The Registrant believes that this disclosure is adequate and consistent with industry practice and respectfully declines to revise this disclosure.

14.	The Fund discloses in its principal strategies that it does not seek temporary defensive positions when markets decline or appear overvalued. Please consider whether this creates principal risks that should be disclosed (e.g., this may increase the volatility of the Fund’s performance).

Response: The Registrant respectfully notes that the risks of “passive investing” (i.e., tracking an index and not seeking temporary defensive positions) are disclosed in “Passive Investment Risk.” Nevertheless, the Registrant has updated “Passive Investment Risk” to indicate that the Fund’s strategy may result in more volatile performance relative to a Fund that does take defensive positions.

April 7, 2025 Page 5

Principal Investment Risks, pages 3-6

15.	The Staff notes “Concentration Risk” set forth in this section. Please reconcile this principal risk with the Fund's stated investment limitation not to concentrate in any particular industry as provided in the Statement of Additional Information. The Fund's Investment Limitations state that, if the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response: The Registrant respectfully notes that the Fund’s “concentration risk” disclosure reflects its concentration policy to not concentrate in any particular industry or group of industries, except that the Fund may concentrate in a particular industry or group of industries to the extent that the Index so concentrates. The Registration Statement currently discloses that a significant portion of the Index is represented by securities of companies in the technology and AI industries or sectors, which the Registrant respectfully believes adequately addresses the request to disclose whether the Index is currently concentrated and, if so, the specific industry or group of industries in which the Index is concentrated.

16.	The Staff notes “ETF Risks” set forth in the section.

(a)	Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

(b)	Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

(c)	Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and traded is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this, in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:

(a)	The Registrant confirms that the Fund will not invest in securities settled outside of a collateralized settlement system and, therefore, the Registrant has not added the additional disclosure requested.

(b)	The Registrant anticipates that the majority of the Fund’s creation and redemption transactions will be effected in-kind rather than in cash. As such, the Registrant does not believe the risks involved with cash creations and redemptions are a principal risk for the Fund.

(c)	The Registrant has added the requested disclosure in the following risk factors in the summary section: Depositary Receipt Risk; ETF Risks – Shares May Trade at Prices Other Than NAV; and Foreign Securities Risk.

April 7, 2025 Page 6

17.	Under “Index Provider Risk,” please include that the Index Provider is newly organized and does not have experience as an index provider to a registered investment company.

Response: The Registrant respectfully declines to include the requested risk disclosure as the Index Provider will be Solactive AG, which is a large and experienced index provider.

18.	Regarding “Large-Capitalization Investing Risk,” if the Fund intends to invest in large cap companies principally, please include related strategy disclosure above. We note that the Fund's strategy disclosure currently states that the Fund may invest in large, mid, and small cap companies. As a general matter, please reconcile the Fund's strategy and risk disclosure regarding the capitalization of its investments and include definitions of what the Fund considers to be large, mid, and small capitalization with specific ranges.

Response: The Registrant respectfully notes that the Fund’s principal risk disclosure includes risks for large capitalization, small capitalization, and mid capitalization companies. The Fund does not believe that defining the size of large, mid and small cap is meaningful for investors given that the Fund may invest in companies of any size.

19.	Under “Thematic Investing Risk,” the disclosure states, “The Fund relies on the Index Provider to identify securities that reflect the relevant themes and sub-themes for inclusion in the Index.” Please disclose what is meant by, or provide examples of, “themes” and “sub-themes,” and include a brief discussion of such in the principal investment strategies as they are not mentioned in that section.

Response: The Registrant has clarified in the “Thematic Investing” risk factor that the “theme” referred to is AI, which is discussed at length in the Fund’s principal investment strategy. References to “sub-themes” have been deleted. The Registrant respectfully does not believe that additional disclosure in the principal investment strategy is necessary.

Buying and Selling Fund Shares, page 6

20.	Please "[s]pecify the number of shares that the Fund will issue (or redeem) in exchange for the deposit or delivery of basket assets . . . ." See Item 6(c) of Form N-1A.

Response: The referenced requirement in Item 6(c) in Form N-1A was removed as a Form requirement in connection with the adoption of Rule 6c-11. Therefore, the Registrant respectfully declines to make the requested change.

Management, page 12

21.	The Fund’s disclosure states a discussion regarding the basis for the Board’s approval of the advisory contract is available in the Fund’s annual or semi-annual report. Please revise this disclosure since this information is no longer included in these reports.

Response: The Registrant has revised the disclosure to state that the basis for the Board’s approval of the advisory agreement will be included in the Fund’s first Form N-CSR filing.

Additional Tax Information, page 15

22.	Within this section, please disclose that exchanges may be treated as a sale and subject to income tax. See Item 11(e) of Form N-1A.

Response: The Registrant has added the requested disclosure.

April 7, 2025 Page 7

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

23.	Please include the principal U.S. market(s) the Fund trades on.

Response: The Registrant has included the principal U.S. market on which the Fund’s shares trade on the cover page.

General Description of the Trust and the Fund, page 1

24.	Please disclose within this section that the Fund is non-diversified.

Response: The Registrant has added the requested disclosure.

25.	The disclosure states, “The Fund described in this SAI seeks to track the total return performance, before fees and expenses, of a specified market index (the ‘Index’).” Please specify the name of the index here – the “Wedbush IVES AI Revolution Index.”

Response: The Registrant has revised the disclosure as requested.

Investment Limitations, pages 13-14

26.	Please confirm that the Fund will consider the concentration of underlying funds in which it invests in determining compliance with its concentration policies.

Response: The Registrant confirms that the Fund will consider the concentration of underlying funds, if any, in which it invests in determining compliance with its concentration policies.

Portfolio Holdings Disclosure Policies and Procedures, page 14

27.	Please describe the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities to any person, including:

(a)	How the policies and procedures apply to different categories of persons;

(b)	Any conditions on the use of disclosed portfolio holdings information;

(c)	The frequency of disclosure of any time lag before disclosure;

(d)	Policies and procedures with respect to the receipt of compensation by any party in connection with the disclosure;

(e)	The individuals or categories of individuals who may authorize disclosure of the Fund’s portfolio securities (i.e., executive officers of the Fund);

(f)	Procedures to ensure that disclosure is in the best interests of Fund shareholders;

(g)	Board oversight of disclosure of the Fund’s portfolio holdings information; and

(h)	Any ongoing arrangements and compensation received in return for providing such information.

Response: The Registrant has added the requested disclosure.

April 7, 2025 Page 8

Investment Adviser, pages 17-19

28.	Please disclose: (a) the name of anyone who controls the Adviser and their business history; and (b) the name any affiliates of both the Fund and the Adviser and list their role(s).

Response: The Registrant has added the requested disclosure.

29.	Under the heading, “Portfolio Managers Compensation,” please disclose the method used to determine the Portfolio Managers’ compensation.

Response: The Registrant has added the method used to determine the Portfolio Managers’ compensation under the heading “Portfolio Managers Compensation.”

Purchase and Redemption of Shares in Creation Units

30.	The first sentence of the last paragraph on page 25 states in part, “The Trust reserves the right to…substitution of Deposit Cash to replace any Deposit Cash to replace…” Please delete the duplicate phrase, “any Deposit Cash to replace.”

Response: The Registrant has deleted the duplicate phrase, “any Deposit Cash to replace.”

Item 28: Exhibits

31.	Please note that the Legal Opinion to be filed by amendment should be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response: The Registrant acknowledges the Legal Opinion to be filed by amendment will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

32.	Please note that any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

Response: The Registrant acknowledges the Staff’s comment.

SIGNATURES

33.	We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, all future pre-effective amendments to the registration statement will be signed by a majority of Trustees. Please also add the signature of the Trust’s principal accounting officer principal financial officer. See Section 6(a) of Securities Act of 1933.

Response: The Registrant acknowledges the Staff’s comment and has revised the signature page to include the current sole trustee, principal executive officer and principal financial and accounting officer. The Registrant notes that additional trustees (beyond the sole initial trustee) have not yet been elected.

April 7, 2025 Page 9

ACCOUNTING COMMENTS

Investment Adviser

34.	The third paragraph under this section states, “Under the Investment Advisory Agreement, the Adviser has agreed to pay all expenses of the Fund (except for advisory fees and subadvisory fees, as the case may be)…” A unitary fee does not cover subadvisor fees. Please confirm that the fee table will include these costs.

Response: The reference to subadvisory fees has been removed from the referenced disclosure. A subadvisory fee would be paid by the Adviser, rather than the Fund, so it is not accurate to refer to subadvisory fees as a Fund expense in the disclosure or for the subadvisory fee to be included in the fee table.

Financial Statements

35.	Please explain to us whether the seed capital financial statements will include a seed statement of operations. If no seed statement of operations will be included, please explain to us the basis for omitting such financial statement.

Response: The Fund does not anticipate including a seed statement of operations in its seed capital financial statements. The Fund did not have any material revenues or expenses since its formation. As the organization and offering costs will be borne by the Adviser, and not by the Fund, and there is no interest income earned by the Fund on the initial contribution of cash, the seed capital financial statements will not include a statement of operations.

*             *             *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 220-8412.

Sincerely,

/s/ Eric Simanek
Eric Simanek

cc:	Jeff Long, Staff Accountant
Elena Stojic, Senior Special Counsel
Michael J. Spratt, Assistant Director
Krisztina Nadasdy, Eversheds Sutherland (US) LLP